UNITED STATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING NOV 23 2015 WASH., D.C. 189 SECTION

SEC FILE NUMBER
8- 68060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 (MM/DD/YY) AND ENDING September 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., Suite 230
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rapp — (949) 442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ab 11/25

OATH OR AFFIRMATION

I, William Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Synergy Partners, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jodi Carpenter

JODI LYN CARPENTER
Commission # 2117038
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Synergy Partners, Inc.
Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Capital Synergy Partners, Inc. as of September 30, 2015 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Capital Synergy Partners, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Synergy Partners, Inc. as of September 30, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended September 30, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Capital Synergy Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Synergy Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 12, 2015

Capital Synergy Partners, Inc.
Statement of Financial Condition
September 30, 2015

Assets

Cash	
Checking	$ 100,830
Total Cash	100,830
Accounts receivable	5,144
Accrued Income	6,059
Clearing Broker Deposit	50,000
Prepaid expenses	32,737
Property and equipment net of depreciation of $4,496	0
Total Assets	$ 194,770

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 1,644
Accrued liabilities	52,413
Commission payable	28,021
Total Liabilities	82,078
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized; 8602 shares issued and outstanding)	8,602
Paid in capital	359,608
Retained deficit	(255,517)
Total Shareholder's Equity	112,693
Total Liabilities and Shareholder's Equity	$ 194,770

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Income
For the Year Ended September 30, 2015

Revenues	
Commissions	$ 2,323,917
Other	1,500
Interest	6,238
Total Revenues	$ 2,331,655
Expenses	
Bank fees	$ 1,688
Commission expense	1,937,961
Depreciation	529
FINRA fees and licenses	34,600
Insurance	24,335
License & permits	(1,133)
Meals & entertainment	8,793
Marketing	1,215
Office expense	2,534
Payroll tax	10,837
Postage	4,770
Professional services	87,145
Rent	18,010
Salaries	121,278
Seminars	250
SIPC	(7,827)
Technology	17,300
Telephone	3,307
Miscellaneous	4,283
Total Operating Expenses	2,269,875
Income Before Tax Provision	61,780
Income Tax Provision	15,635
Net Income	$ 46,145

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance, September 30, 2014	8,602	$ 8,602	$359,608	$(301,662)	$ 66,548
Net Income				46,145	46,145
Balance, September 30, 2015	8,602	$ 8,602	$359,608	$(255,517)	$112,693

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2015

Cash Flows from Operating Activities:	
Net Income	$ 46,145
Depreciation	529
Changes in operating assets and liabilities:	
Accounts receivable	(1,952)
Prepaid expenses	(28,173)
Accrued Income	54,033
Accounts payable	(5,252)
Accrued liabilities	46,332
Commission payable	(129,416)
Net cash provided by operating activities	(17,754)
Net decrease in cash	(17,754)
Cash at beginning of year	118,584
Cash at end of year	$ 100,830
Supplemental Information of cash flow information:	
Federal tax	$ 10,245
State tax	5,391
Interest paid	$ 0

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2015

Note 1 – Nature of Business

Capital Synergy Partners, Inc. (CSP) is owned by Andrew A. Holden Family Trust and William Rapp. CSP is registered as a securities broker-dealer conducting a general securities business on a fully disclosed basis as an introducing broker-dealer. CSP provides its clients the ability to purchase and/or sell Mutual Funds, Equities, Bonds, Unit trusts or closed end funds, REITs, exchange traded funds, and Private Placements (Best Efforts only). CSP also offers direct placement products such as limited partnerships, variable life insurance, and variable annuities directly to the general public through registered representatives. CSP also maintains margin accounts and option accounts for its clients through its third party clearing firm RBC. CSP registered representatives will have life insurance licenses in states where appropriate.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii) (the Customer Protection Rule), CSP conducts business on a fully disclosed basis clearing all transactions through its clearing firm. CSP will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Property and Equipment – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Compensated Absences – Accumulated paid time off is accrued when incurred.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 – Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2015:

Fair Value Measurements on a Recurring Basis
As of September 30, 2015

Assets	Level 1	Level 2	Level 3	Total
Cash	$100,830	-	-	$100,830

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Accrued income from the clearing organization consists of:

	Receivable
Fees and commissions receivable/payable	$6,059

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is subleasing its premises from an affiliated company with a monthly lease payment of $1,500. The Company also pays a Month Service Fee from Commission Accounting ($15 per hour) and IT Services ($20 per hour). The Company paid $24,420 to the related party for the year ended September 30, 2015.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2015

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015, the Company had net capital of $89,647 which was $84,647 in excess of its required net capital of $5,000. The Company's net capital ratio was 1 to 1.

Note 8 – Income Taxes

The Company has a net operating loss to be carried forward of approximately $160,000 is set to expire September 30, 2024.

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 10,245
State	$ 5,391

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 10 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end September 30, 2015 through November 12, 2015 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Capital Synergy Partners, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2015

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 112,693
Nonallowable assets - schedule attached	(37,881)
Haircuts	0
Net Capital	$ 74,812
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness	$ 5,475
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,475
Excess Capital	$ 69,337
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 66,604
Computation of aggregate Indebtedness	
Total liabilities	$ 82,078
Percentage of aggregate indebtedness to net capital	110%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 89,648
Unrecorded liabilities	(14,836)
Rounding error	(0)
Audit adjustment	0
Audited Net Capital	$ 74,812

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Non-Allowable Assets
For the Year Ended September 30, 2015

Non-Allowable Assets on	
Accounts receivable	$ 5,144
Property and equipment	0
Prepaid expenses	32,737
	$ 37,881

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2015

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Capital Synergy Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2015

Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068060 FINRA SEP
CAPITAL SYNERGY PARTNERS
4400 MACARTHUR BLVD STE 230
NEWPORT BEACH CA 92660-2055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Beyheena Eidarous
(949) 300-8220

2. A. General Assessment (item 2e from page 2) $ 5831

B. Less payment made with SIPC-6 filed (exclude interest) (3036)

5-14-15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2795

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Synergy Partners
(Name of Corporation, Partnership or other organization)

B. Eidarous
(Authorized Signature)

Dated the 16 day of November, 20 15.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,332,606

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — -0-

2d. SIPC Net Operating Revenues — $ 2,332,606

2e. General Assessment @ .0025 — $ 5831

(to page 1, line 2.A.)

17

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2015, which were agreed to by Capital Synergy Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Synergy Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Synergy Partners, Inc.'s management is responsible for the Capital Synergy Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 12, 2015

Assertions Regarding Exemption Provisions

We, as directors of management of Capital Synergy Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2014 through September 30, 2015.

Capital Synergy Partners, Inc.

By: [signature]

WILLIAM G RAPP, PRESIDENT
(Name and Title)

11-20-15
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Capital Synergy Partners, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Synergy Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Capital Synergy Partners, Inc., stated that Capital Synergy Partners, Inc., met the identified exemption provision throughout the most recent fiscal year without exception Capital Synergy Partners, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Synergy Partners, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 12, 2015